

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 20, 2017

Craig L. Montanaro
President and Chief Executive Officer
Kearny Financial Corp.
120 Passaic Avenue
Fairfield, NJ 07004

Re: **Kearny Financial Corp.**
Registration Statement on Form S-4
Filed December 13, 2017
File No. 333-222038

Dear Mr. Montanaro:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jessica Livingston, Staff Attorney, at 202-551-3448 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Marc Levy, Esq.